UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b),(c)
AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934*

(Amendment No. 1)

Dell Technologies Inc.

(Name of Issuer)

Class C Common Stock, par value $0.01 per share

(Title of Class of Securities)

24703L202

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24703L202		13G/A	Page 2 of 8 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,448,147[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,448,147[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,448,147[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%[2]
12	TYPE OF REPORTING PERSON HC

1 See Item 4 of this Schedule.

2 Based on an aggregate of 254,394,517 shares of Common Stock outstanding as of December 30, 2019, which is the sum of (i) 236,743,696 shares of Common Stock outstanding as of December 3, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 9, 2019 and (ii) 17,650,821 shares of Common Stock issued on December 30, 2019, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2020.

CUSIP No. 24703L202		13G/A	Page 3 of 8 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Tembusu Capital Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,448,147[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,448,147[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,448,147[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%[2]
12	TYPE OF REPORTING PERSON HC

1 See Item 4 of this Schedule.

2 Based on an aggregate of 254,394,517 shares of Common Stock outstanding as of December 30, 2019, which is the sum of (i) 236,743,696 shares of Common Stock outstanding as of December 3, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 9, 2019 and (ii) 17,650,821 shares of Common Stock issued on December 30, 2019, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2020

CUSIP No. 24703L202		13G/A	Page 4 of 8 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Napier Investments Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,448,147[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,448,147[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,448,147[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%[2]
12	TYPE OF REPORTING PERSON* HC

1 See Item 4 of this Schedule.

2 Based on an aggregate of 254,394,517 shares of Common Stock outstanding as of December 30, 2019, which is the sum of (i) 236,743,696 shares of Common Stock outstanding as of December 3, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 9, 2019 and (ii) 17,650,821 shares of Common Stock issued on December 30, 2019, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2020

CUSIP No. 24703L202		13G/A	Page 5 of 8 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Venezio Investments Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,448,147[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,448,147[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,448,147[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%[2]
12	TYPE OF REPORTING PERSON* CO

1 See Item 4 of this Schedule.

2 Based on an aggregate of 254,394,517 shares of Common Stock outstanding as of December 30, 2019, which is the sum of (i) 236,743,696 shares of Common Stock outstanding as of December 3, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 9, 2019 and (ii) 17,650,821 shares of Common Stock issued on December 30, 2019, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2020.

Item 1(a).	Name of Issuer:

Dell Technologies Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Dell Way

Round Rock, Texas 78682

Item 2(a).	Name of Person Filing:

Temasek Holdings (Private) Limited (“Temasek”),

Tembusu Capital Pte. Ltd. (“Tembusu”),

Napier Investments Pte. Ltd. ("Napier"), and

Venezio Investments Pte. Ltd. (“Venezio”) (collectively, the "Reporting Persons")

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is: 60B Orchard Road #06-18, Tower 2, The Atrium@Orchard, Singapore 238891.

Item 2(c).	Citizenship:

The citizenship of all Reporting Persons is the Republic of Singapore.

Item 2(d).	Titles of Classes of Securities:

Class C Common Stock, par value $0.01 per share ("Common Stock")

Item 2(e).	CUSIP Number:

24703L202

Item 3.

If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.

Ownership

(a)	Amount beneficially owned:

Venezio directly owns 12,448,147 shares of Common Stock and is a wholly-owned subsidiary of Napier. In turn, Napier is a wholly-owned subsidiary of Tembusu, which is a wholly-owned subsidiary of Temasek. Each of Napier, Tembusu and Temasek, through the ownership described herein, may be deemed to beneficially own the aggregate 12,448,147 shares of Common Stock held by Venezio.

(b)	Percent of Class:

4.9%, based on an aggregate of 254,394,517 shares of Common Stock outstanding as of December 30, 2019, which is the sum of (i) 236,743,696 shares of Common Stock outstanding as of December 3, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 9, 2019 and (ii) 17,650,821 shares of Common Stock issued on December 30, 2019, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2020.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 12,448,147
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 12,448,147

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.

Identification and Classification of Members of the Group.

Not applicable.

Item 9.

Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification. (if filing pursuant to Rule 13d-1(c))

Not applicable.

Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2020

/s/ ANDREW ANG LYE WHATT
By: Andrew Ang Lye Whatt - as Authorised Signatory of TEMASEK HOLDINGS (PRIVATE) LIMITED

/s/ CHEONG KOK TIM
By: Cheong Kok Tim - as Director of TEMBUSU CAPITAL PTE. LTD.

/s/ CHEONG KOK TIM
By: Cheong Kok Tim - as Director of NAPIER INVESTMENTS PTE. LTD.

/s/ LEE CHEE KONG
By: Lee Chee Kong - as Director of VENEZIO INVESTMENTS PTE. LTD.

Page 8 of 8 Pages